Mail Stop 3628
                                                           October 15, 2018


Via E-mail
Jason Behnke
President
Ford Credit Floorplan Corporation
Ford Credit Floorplan LLC
One American Road
Dearborn, Michigan 48126

        Re:      Ford Credit Floorplan Master Owner Trust A
                 Ford Credit Floorplan Corporation
                 Ford Credit Floorplan LLC
                 Registration Statement on Form SF-3
                 Filed October 10, 2018
                 File Nos. 333-227766, 333-227766-01 and 333-227766-02

Dear Mr. Behnke:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Michelle Stasny, Special Counsel, at (202) 551-3674 or me at (202)
551-3850 if you have any questions.


                                                           Sincerely,

                                                           /s/ Katherine Hsu

                                                           Katherine Hsu
                                                           Chief, Office of
Structured Finance
cc:     Nathan A. Herbert
        Ford Motor Credit Company LLC

        Joseph P. Topolski
        Katten Muchin Rosenman LLP